Exhibit 99.1

NEWS RELEASE

MDA SPACE ANNOUNCES CLOSING OF INITIAL PUBLIC OFFERING IN THE UNITED STATES

March 16, 2026 (TORONTO, ON) – MDA Space Ltd. (“MDA Space” or the “Company”) (TSX:MDA; NYSE:MDA) today announced the closing of its previously announced marketed public offering (the “Offering”) of common shares of MDA Space (the “Common Shares”) in the United States and Canada, representing the Company’s initial public offering in the United States and the listing of its Common Shares on the New York Stock Exchange. A total of 9,836,065 Common Shares were issued and sold at a price of US$30.50 per share (the “Offering Price”) for gross proceeds to the Company of approximately US$300 million.

The Offering was conducted through a syndicate of underwriters led by J.P. Morgan and RBC Capital Markets, as joint lead active bookrunners, and BMO Capital Markets, Deutsche Bank Securities, Jefferies, Scotiabank, and Canaccord Genuity, as joint active bookrunners.

MDA Space intends to use the net proceeds of the Offering to allow the Company to pursue its growth strategies, including expanding its customer base and solutions, supporting the growth of existing customers, and pursuing other strategic opportunities, which may include acquisitions or investments. MDA Space may also use a portion of the net proceeds of the Offering for general corporate purposes, including the repayment of a portion of amounts outstanding under the Company’s existing credit facilities.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About MDA Space

Building the space between proven and possible, MDA Space (TSX:MDA; NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission – bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that's been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we'll take you there.

Forward-Looking Statements

Certain statements contained in this news release are forward-looking statements and are provided for the purpose of presenting information about management's current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include statements regarding the intended use of proceeds of the Offering. In some cases, forward-looking statements can be identified by such terms as “will”, “would”, “anticipate”, “anticipated”, “expect” and “expected”. The forward-looking statements in this news release are based on certain assumptions, including assumptions regarding general economic and political conditions and the Company’s future growth initiatives. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks include those risks described in the base shelf prospectus filed on August 7, 2025, the final prospectus supplement filed in connection with the Offering, available on SEDAR+ at www.sedarplus.ca, including the documents incorporated by reference therein (including the risks and uncertainties detailed under the “Risk Factors” section of the Company’s annual information form dated March 4, 2026), and the registration statement, available on EDGAR at www.sec.gov, which risks may be dependent on market factors and not entirely within the Company's control. Although management believes that it has a reasonable basis for the expectations reflected in these forward-looking statements, actual results may differ from those suggested by the forward-looking statements for various reasons. These forward-looking statements reflect current expectations of the Company as at the date of this news release and speak only as at the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MEDIA CONTACT

Amy MacLeod

Vice President, Corporate Communications

613-796-6937

amy.macleod@mda.space

INVESTOR CONTACT

Jim Floros

Vice President, Investor Relations

289-914-0209

jim.floros@mda.space